ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Hamill / Celeste Murphy – Legal
Christine Wong / Mary Mast – Accounting

Re:	LianBio
Amendment No. 2 to Registration Statement on Form S-1
Filed October 20, 2021
File No. 333-259978

Ladies and Gentlemen:

On behalf of LianBio (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the registration statement on Form S-1, file no. 333-259978 (the “registration statement”). Amendment No. 3 reflects revisions to the registration statement made in response to the comment letter to Yizhe Wang, Ph.D., Chief Executive Officer of the Company, dated October 26, 2021, from the staff of the Commission (the “Staff”) related to Amendment No. 2 to the registration statement, as well as certain other updated information.

For reference purposes, the comments contained in the Staff’s letter dated October 26, 2021 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 3. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 3.

Securities and Exchange Commission	- 2 -	October 26, 2021

Cover Page

1. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization, as you have described beginning on page 11. State whether any transfers, dividends, or distributions have been made to date.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on the cover page of Amendment No. 3 to provide a description of how cash is transferred through the organization, including whether any transfers, dividends or distributions have been made to date.

Risk factors summary, page 6

2. Please revise both the risk factors summary and the Risk Factors section to move forward the risks related to doing business in the PRC so that such risks are prominently disclosed within each section in relation to other identified material risks.

Response to Comment 2:

The Company acknowledges the Staff’s comment and has revised both the risk factors summary beginning on page 6 of Amendment No. 3 and the Risk Factors section beginning on page 21 of Amendment No. 3 to move forward and more prominently disclose the risks related to doing business in the PRC.

3. We refer you to both the bullet in your risk factors summary section and your Risk Factor disclosure beginning on page 91 where you discuss your current and future audit reports in relation to the Holding Foreign Companies Accountable Act. We acknowledge that these disclosures make reference to the Accelerating Holding Foreign Companies Accountable Act. However, please revise these disclosures to discuss that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if enacted, would require foreign companies to comply with PCAOB audits within two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

Response to Comment 3:

The Company acknowledges the Staff’s comment and has revised both the bullet in the risk factors summary on page 7 of Amendment No. 3 and the Risk Factor disclosure on page 26 of Amendment No. 3 to discuss that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if enacted, would require foreign companies to comply with PCAOB audits within two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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Securities and Exchange Commission	- 3 -	October 26, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call my office at (617) 235-4961.

Very truly yours,

/s/ Thomas J. Danielski
Thomas J. Danielski

cc:	Yizhe Wang, Ph.D. (LianBio)